Filed by Commonwealth
Telephone Enterprises, Inc.
pursuant to Rule 425 under the
Securities Act of 1933

Subject Company: Commonwealth
Telephone Enterprises, Inc.
Commission File No.: 333-138483

The following memorandum was sent to CTE’s Senior Management Team:

Date: To: From: Re:	February 16, 2007 CTE Senior Management Team David G. Weselcouch Information in Connection with Today’s Public Disclosure of Anticipated Effective Date of the CZN Transaction

This morning, Friday, February 16, 2007, as required under the terms of our two Convertible Notes issues, CTE issued a news release on the national wire notifying our Convertible Noteholders of the March 8, 2007, "anticipated effective date" (or closing date) of the CZN transaction.

It is very likely that employees will direct questions to you regarding the contents of this news release.

The Q&A below is being provided to you as a guide, and to ensure consistency, when responding to employee questions arising from this news release and the disclosure of the anticipated closing date.

Q. The news release on Friday indicated that the "anticipated effective date" of the transaction is March 8, 2007. Does that mean that the merger is closing on March 8, 2007? Why have CZN and CTE been saying all along that the transaction would close by mid-2007?

A. At the present time, it is anticipated that the merger may close as early as March 8, 2007. CTE was required to issue a news release announcing this "anticipated effective date" under the terms of our two Convertible Notes issues. Please keep in mind, however, that this date is not certain, as the Pennsylvania Public Utility Commission ("PA PUC") has yet to issue their approval for the merger to go forward. The PA PUC is scheduled to meet in a public session on March 1, 2007. If a favorable ruling occurs on that date, then CTE and CZN will move to close the transaction on March 8, 2007. The previously disclosed mid-2007 time frame for closing was a conservative estimate given the array of approvals, including approval from both the FCC and the PA PUC, required to be received before the transaction could close. With the exception of the PA PUC approval, all required approvals have been received at this point. The PA PUC process, the time frame of which is difficult to predict under the best of conditions, has moved along expeditiously, and is approaching what appears to be a successful conclusion. However, please be advised, that no one can be sure, at this time, that a closing will take place on March 8, 2007, or at all.

If you have any questions related to this matter, please let me know.

David

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Cautionary Statement Regarding Forward-Looking Statements
This document contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “may,” “can,” “believe,” “expect,” “project,” “intend,” “likely,” similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual outcomes and results to differ materially from those in any such forward-looking statements. These factors include, but are not limited to, the following: failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals; failure to consummate or delay in consummating the merger for other reasons; changes in laws or regulations; and changes in general economic conditions. CTE and Citizens undertake no obligation (and expressly disclaim any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to CTE’s and Citizens’ most recent Form 10-K, 10-Q and 8-K reports.

Important Information for Investors and Stockholders
In connection with the proposed merger, on December 19, 2006, CTE filed with the SEC the definitive proxy statement/prospectus, and Citizens filed with the SEC a registration statement on Form S-4, of which the definitive proxy statement/prospectus forms a part. On December 20, 2006, CTE filed with the SEC a revised definitive proxy statement/prospectus, which includes a form of proxy but is otherwise the same as the definitive proxy statement/prospectus filed on December 19, 2006. Investors and stockholders of CTE and Citizens are urged to read the definitive proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information about the proposed merger. Investors and stockholders may obtain these documents free of charge at the web site maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by CTE are available free of charge by directing a request to Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania 18612, Attention: Investor Relations, and documents filed with the SEC by Citizens are available free of charge by directing a request to Citizens Communications Company, 3 High Ridge Park, Stamford, CT 06905, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

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The following press release was issued by CTE:

CTE Investor Relations 100 CTE Drive Dallas, PA 18612-9774

INVESTOR NEWS
Contact:	David G. Weselcouch
Senior Vice President – Investor Relations
and Corporate Communications
(570) 631-2807

CTE Gives Notice of “Anticipated Effective Date” of Merger to Holders of Convertible Notes

Dallas, PA – February 16, 2007 – Commonwealth Telephone Enterprises, Inc. (“CTE”) [Nasdaq: CTCO], today announced that, pursuant to the terms of the indentures relating to its 3 1 / 4 % Convertible Notes due 2023 (“2003 Notes”) and Series A 3 1 / 4 % Convertible Notes due 2023 (“2005 Notes”), its Board of Directors designated March 8, 2007, as the “anticipated effective date” of the merger of CF Merger Corp., a wholly owned subsidiary of Citizens Communications Company (“Citizens”) [NYSE: CZN], with and into CTE, for purposes of determining the convertibility of the 2003 Notes and 2005 Notes. Holders of the outstanding 2003 Notes may exercise their conversion rights beginning on February 21, 2007, in accordance with, and subject to, the provisions of the 2003 Notes and the related indenture, and holders of the outstanding 2005 Notes may exercise their conversion rights beginning on February 21, 2007, in accordance with, and subject to, the provisions of the 2005 Notes and the related indenture.

Under the terms of the indentures for the 2003 Notes and the 2005 Notes, CTE is required to give advance notice of the “anticipated effective date” of the merger. While the parties expect that the merger may close as early as March 8, 2007, the merger is still subject to certain customary closing conditions, including the approval of the Pennsylvania Public Utility Commission, which may be received as early as March 1, 2007. There can be no assurance, however, that the required consents or conditions will be obtained or satisfied by March 8, 2007, or at all, and consequently there can be no assurance that the merger will be consummated on that date, or at all.

About CTE
Headquartered in Dallas, PA, Commonwealth Telephone Enterprises, Inc., serves business and residential customers with a full array of technologically advanced data and voice telecommunications products and services, including broadband data services and high-speed Internet access, delivered over its 100% digitally switched, fiber-rich network.

CTE’s primary operating segments are: Commonwealth Telephone Company (“CT”), a local exchange carrier that has been operating in various rural Pennsylvania markets since 1897; and, CTSI, LLC (“CTSI”), a local exchange carrier operating in competitive markets outside CT’s territory, which formally commenced operations in 1997. CTE deploys broadband DSL technology to offer high-speed Internet access in the CT and CTSI service territories. CTE’s support

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CTE – 2

businesses include epix® Internet Services (www.epix.net), a rural dial-up Internet service provider (“ISP”), and Commonwealth Communications, a provider of telecommunications equipment and facilities management services.

A web site featuring current information regarding Commonwealth Telephone Enterprises, Inc., can be found on the Internet at www.ct-enterprises.com. However, the information on this web site does not form a part of this release.

Cautionary Statement Regarding Forward-Looking Statements
This document contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “may,” “can,” “believe,” “expect,” “project,” “intend,” “likely,” similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual outcomes and results to differ materially from those in any such forward-looking statements. These factors include, but are not limited to, the following: failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals; failure to consummate or delay in consummating the merger for other reasons; changes in laws or regulations; and changes in general economic conditions. CTE and Citizens undertake no obligation (and expressly disclaim any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to CTE’s and Citizens’ most recent Form 10-K, 10-Q and 8-K reports.

Important Information for Investors and Stockholders
In connection with the proposed merger, on December 19, 2006, CTE filed with the SEC the definitive proxy statement/prospectus, and Citizens filed with the SEC a registration statement on Form S-4, of which the definitive proxy statement/prospectus forms a part. On December 20, 2006, CTE filed with the SEC a revised definitive proxy statement/prospectus, which includes a form of proxy but is otherwise the same as the definitive proxy statement/prospectus filed on December 19, 2006. Investors and stockholders of CTE and Citizens are urged to read the definitive proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information about the proposed merger. Investors and stockholders may obtain these documents free of charge at the web site maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by CTE are available free of charge by directing a request to Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania 18612, Attention: Investor Relations, and documents filed with the SEC by Citizens are available free of charge by directing a request to Citizens Communications Company, 3 High Ridge Park, Stamford, CT 06905, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

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